

March 22, 2011

B. Ben Baldanza
President and Chief Executive Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re:** **Spirit Airlines, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-169474**

Dear Mr. Baldanza:

We have reviewed your responses to the comments in our letter dated March 9, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Executive Compensation, page 115

Determination of Compensation, page 116

1. We note your disclosure on page 117 that you provide cash bonuses to provide incentives to executive officers to achieve annual company-wide performance goals and that, in determining bonuses to executive officers with respect to 2010, your compensation committee reviewed your financial and operating performance. Please quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (650) 463-2600
        Anthony J. Richmond, Esq.
        Latham & Watkins LLP